UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             AMERICA ONLINE, INC.
                 --------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
   ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   02364J104
                              -------------------
                                (CUSIP Number)

                          Christopher P. Bogart, Esq.
            Executive Vice President, General Counsel and Secretary
                               Time Warner Inc.
                             75 Rockefeller Center
                              New York, NY 10019

                                (212) 484-8000
  --------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               JANUARY 10, 2000
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 02364J104

      1.  Name of Reporting Person:                        Time Warner Inc.

          I.R.S. Identification Number of Above
          Person:                                          13-3527249

      2.  Check the appropriate Box if a Member of         (a)  [  ]
          a Group
                                                           (b)  [X]

      3.  SEC Use Only

      4.  Source of Funds:                                 WC
                                                           OO

      5.  Check Box if Disclosure of Legal
          Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                               [  ]

      6.  Citizenship or Place of Organization:            Delaware

     Number of Shares Beneficially Owned by
     Reporting Person With:

      7.  Sole Voting Power:                               452,535,148*

      8.  Shared Voting Power:                             None

      9.  Sole Dispositive Power:                          452,535,148*

     10.  Shared Dispositive Power:                        None

     11.  Aggregate Amount Beneficially Owned by
          Reporting Person:                                452,535,148*

     12.  Check Box if the Aggregate Amount in
          Row (11) Excludes Certain Shares:                [  ]

     13.  Percent of Class Represented by Amount
          in Row (11):                                     19.9%

     14.  Type of Reporting Person:                        CO

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*    Time Warner Inc. has the right, subject to certain conditions, to purchase up to 452,535,148 shares of America Online Common Stock (as defined below) upon the exercise of an option granted to Time Warner Inc. pursuant to a Stock Option Agreement dated as of January 10, 2000, between Time Warner Inc. and America Online, Inc. This option is not currently exercisable, and until the option becomes exercisable and is exercised, Time Warner Inc. does not have any right to vote (or to direct the voting of) or dispose (or to direct the disposition of) any shares of America Online Common Stock that may be purchased upon exercise of the option. Accordingly, Time Warner Inc. expressly

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     disclaims beneficial ownership of all shares of America Online Common
     Stock that may be purchased upon exercise of the option.

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


Item 1.   Security and Issuer.

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("America Online Common Stock"), of America Online, Inc., a Delaware corporation ("America Online"). The address of the principal executive offices of America Online is 22000 AOL Way, Dulles, Virginia 20166.

Item 2.   Identity and Background.

          Time Warner Inc. ("Time Warner") is a Delaware corporation with its principal office and business at 75 Rockefeller Plaza, New York, New York 10019. Time Warner is a holding company engaged in the media and entertainment business. Its businesses are carried on in five fundamental areas:

          o Cable Networks, consisting principally of interests in cable television programming;

          o Publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing;

          o Music, consisting principally of interests in recorded music and music publishing;

          o Entertainment, consisting principally of interests in filmed entertainment, television production and television broadcasting; and

          o Cable, consisting principally of interests in cable television systems.

          The attached Schedule I is a list of the directors and executive officers of Time Warner which contains the following information with respect to each such person:

          (a)  name;

          (b)  business address;

          (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

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         (d)  citizenship.

          During the last five years, neither Time Warner nor, to the best of Time Warner's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 10, 2000, Time Warner entered into a Stock Option Agreement (the "Stock Option Agreement") with America Online. Pursuant to the Stock Option Agreement, America Online granted to Time Warner an irrevocable option (the "Option") to purchase up to 452,535,148 shares of America Online Common Stock (subject to adjustment) at a purchase price per share equal to $73.75 (subject to adjustment). The Option may only be exercised upon the happening of certain events, which are outlined in Item 5. The Option is currently not exercisable. If the Option were to become exercisable, the purchase price required to purchase all shares of America Online Common Stock subject to the Option would be $33,374,467,165. Time Warner anticipates that all funds to be paid by it upon exercise of the Option would be provided from working capital, cash on hand and through debt and/or equity offerings.

          No consideration was paid in connection with the Stock Option Agreement. The description of the Stock Option Agreement contained herein is qualified in its entirety by reference to the Stock Option Agreement, which is attached hereto as Exhibit 2. For a more detailed description of the Stock Option Agreement, see Item 5.

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


Item 4.   Purpose of Transaction.

          Time Warner and America Online entered into the Stock Option Agreement to facilitate the consummation of the transactions contemplated by the Agreement and Plan of Merger dated as of January 10, 2000 (the "Merger Agreement"), between America Online and Time Warner.

          Pursuant to the Merger Agreement, Time Warner and America Online will initially form a new corporation ("Holdco") to be organized under the laws of the State of Delaware. Holdco will thereafter form two wholly-owned subsidiaries. Upon the closing of the transaction, one such subsidiary, Time Warner Merger Sub, will merge with and into Time Warner (the "Time Warner Merger") and one such subsidiary, America Online Merger Sub, will merge with and into America Online (the "America Online Merger" and, together with the Time Warner Merger, the "Mergers").

          In the Time Warner Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Time Warner ("Time Warner Common Stock") not owned or held by Time Warner will be converted into the right to receive 1.5 shares of common stock, par value $0.01 per share, of Holdco ("Holdco Common Stock"). In the America Online Merger, each issued and outstanding share of America Online Common Stock not owned or held by America Online will be converted into the right to receive one share of Holdco Common Stock. In the Time Warner Merger, Time Warner will continue as the surviving corporation and in the America Online Merger, America Online will continue as the surviving corporation. As a result of the Mergers, Time Warner and America Online will become wholly-owned subsidiaries of Holdco, which will be renamed AOL Time Warner Inc. after the Merger.

          Pursuant to the Merger Agreement, in connection with the America Online Merger, the officers and directors of America Online Merger Sub immediately prior to the effective time of the America Online Merger will be the officers and directors of America Online upon the completion of the

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America Online Merger. In addition, the officers and directors of Time Warner
Merger Sub immediately prior to the effective time of the Time Warner Merger will be the officers and directors of Time Warner upon the completion of the Time Warner Merger.

          The Mergers are subject to customary closing conditions, including, among other things, the affirmative vote of the holders of a majority of the issued and outstanding shares of both America Online Common Stock and Time Warner Common Stock and certain regulatory approvals. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

          In connection with the Mergers, it is expected that America Online Common Stock will be delisted from the New York Stock Exchange, Inc. and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

          The descriptions of the Merger Agreement and the Stock Option Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

Item 5.   Interest in Securities of the Issuer.

          Pursuant to the terms of the Stock Option Agreement, America Online granted Time Warner the Option, which provides for the purchase of up to 452,535,148 shares of America Online Common Stock (subject to adjustment), representing approximately 19.9% of the shares of America Online Common Stock issued and outstanding on January 5, 2000, at a purchase price per share equal to $73.75 (subject to adjustment). The Option may be exercised by Time Warner at any time after Time Warner becomes entitled to receive, pursuant to the Merger Agreement, the America Online Termination Fee (as defined in Section 8.2(c) of the Merger

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Agreement). The Option will terminate upon the earliest of (i) the effective time of the Mergers, (ii) written notice of termination of the Stock Option Agreement by Time Warner, (iii) 12 months after the date Time Warner becomes entitled to the America Online Termination Fee and (iv) the date of termination of the Merger Agreement (unless Time Warner has the right to receive the America Online Termination Fee, in which case the Option will not terminate until the later of (x) 15 business days following the date the America Online Termination Fee becomes payable and (y) the expiration of the period in which Time Warner has the right to receive the America Online Termination Fee).

          The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Time Warner does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of America Online Common Stock that may be purchased upon exercise of the Option. Accordingly, Time Warner expressly disclaims beneficial ownership of all such shares.

          The description of the Stock Option Agreement herein is qualified in its entirety by reference to the Stock Option Agreement, which is attached hereto as Exhibit 2.

          Set forth below is information on shares of America Online Common Stock beneficially owned by Time Warner's directors and executive officers, including a description of transactions by any directors and executive officers within 60 days of January 10, 2000 (as adjusted to reflect America Online's two-for-one stock split effected on November 23, 1999).

          a) Merv Adelson owns 200 shares of America Online Common Stock and his spouse owns 100 shares of America Online Common Stock.

          b) Gerald Greenwald's spouse owns 500 shares of America Online Common Stock. 400 of these shares were acquired in the open market on December 21, 1999, at a purchase price of $86.875 per share and 100 of these shares were acquired in the open market on December 21, 1999, at a purchase price of $86.812 per share.

          c) Richard D. Parsons owns 1800 shares of America Online Common Stock and his spouse owns 200 shares of America Online Common Stock.

          d) Francis T. Vincent, Jr. owns 94 shares of America Online Common Stock which were acquired in the open market on November 8, 1999, at a purchase price of $145.00 per share.

          e)  Andrew J. Kaslow owns 100 shares of America Online Common Stock.

          Time Warner expressly disclaims beneficial ownership of the shares of America Online Common Stock owned by its directors, executive officers and their spouses.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described in Item 4 or 5 of this Statement, neither Time Warner, nor, to the best knowledge of Time Warner, any person listed in
Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of America Online, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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


Item 7.   Material to Be Filed as Exhibits.

          1. Agreement and Plan of Merger dated as of January 10, 2000, between America Online and Time Warner (incorporated by reference to Exhibit 2.1 to Time Warner's Form 8-K filed on January 14, 2000).

          2. Stock Option Agreement dated as of January 10, 2000, between Time Warner and America Online (incorporated by reference to
               Exhibit 99.3 to Time Warner's Form 8-K filed on January 14,
               2000).

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


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2000

                                   TIME WARNER INC.

                                   By: /s/ Christopher P. Bogart
                                       ---------------------------
                                       Name:  Christopher P. Bogart
                                       Title: Executive Vice President, General
                                              Counsel and Secretary

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


                                  SCHEDULE I

                      Name, business address and present
                     principal occupation or employment of
                    the directors and executive officers of
                               Time Warner Inc.
                   -----------------------------------------



                                                 Principal Occupation or
Name (Citizenship)       Office                  Employment and Address

Merv Adelson             Director                Chairman
(United States of                                East-West Capital Associates
America)                                         10900 Wilshire Blvd.
                                                 Los Angeles, CA 90024

Christopher P. Bogart    Executive Vice          Executive Vice President,
(Canada)                 President, General      General Counsel and Secretary
                         Counsel and Secretary   Time Warner Inc.*

Timothy A. Boggs         Senior Vice President   Senior Vice President
(United States of                                Time Warner Inc.
America)                                         800 Connecticut Ave., NW
                                                 Suite 800
                                                 Washington, DC 20006

J. Carter Bacot          Director                Retired Chairman and Chief
(United States of                                Executive Officer
America)                                         The Bank of New York
                                                 Company, Inc.
                                                 One Wall Street
                                                 New York, NY 10286

Stephen F. Bollenbach    Director                President and Chief Executive
(United States of                                Officer
America)                                         Hilton Hotels Corporation
                                                 9336 Civic Center Drive
                                                 Beverly Hills, CA 90210

Richard J. Bressler      Executive Vice          Executive Vice President
(United States of        President               Time Warner Inc.*
America)

John C. Danforth         Director                Partner
(United States of                                Bryan Cave LLP
America)                                         1 Metropolitan Square
                                                 211 North Broadway
                                                 St. Louis, MO 63102-2750

                                                 Principal Occupation or
Name (Citizenship)       Office                  Employment and Address

Beverly Sills Greenough  Director                Chairman
(United States of                                Lincoln Center for the
America)                                         Performing Arts
                                                 70 Lincoln Center Plaza
                                                 New York, NY 10023

Gerald Greenwald         Director                Chairman Emeritus
(United States of                                UAL Corporation
America)                                         P.O. Box 66100
                                                 Chicago, IL 66100

Carla A. Hills           Director                Chairman and Chief Executive
(United States of                                Officer
America)                                         Hills & Company
                                                 1200 19th Street, NW
                                                 Washington, DC 20036

Andrew J. Kaslow         Senior Vice President   Senior Vice President
(United States of                                Time Warner Inc.*
America)

John LaBarca             Senior Vice President    Senior Vice President
(United States of        and Controller           and Controller
America)                                          Time Warner Inc.*

Gerald M. Levin          Director, Chairman      Chairman and Chief Executive
(United States of        and Chief Executive     Officer
America)                 Officer                 Time Warner Inc.*

Reuben Mark              Director                Chairman and Chief Executive
(United States of                                Officer
America)                                         Colgate-Palmolive Company
                                                 300 Park Avenue
                                                 New York, NY 10022

Michael A. Miles         Director                Former Chairman and Chief
(United States of                                Executive Officer
America)                                         Philip Morris Companies Inc.
                                                 1350 Lake Road
                                                 Lake Forest, IL 60045

Richard D. Parsons       Director and President  President
(United States of                                Time Warner Inc.*
America)

Joseph A. Ripp           Executive Vice          Executive Vice President and
(United States of        President and Chief     Chief Financial Officer
America)                 Financial Officer       Time Warner Inc.*

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


                                                 Principal Occupation or
Name (Citizenship)       Office                  Employment and Address

Joan N. Sumner           Senior Vice President   Senior Vice President
(United States of                                Time Warner Inc.*
America)

Robert E. Turner, III    Director and            Vice Chairman
(United States of        Vice Chairman           Time Warner Inc.
America)                                         One CNN Center
                                                 Atlanta, GA 30303

Francis T. Vincent, Jr.  Director                Chairman
(United States of                                Vincent Enterprises
America)                                         290 Harbor Drive
                                                 Stamford, CT 06902

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*    The business address of Time Warner Inc. is 75 Rockefeller Plaza, New
     York, NY 10019.

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